File No. 82-1264

BRIDGESTONE

BRIDGESTONE CORPORATION
10-1, KYOBASHI 1-CHOME, CHUO-KU
TOKYO 104-8340, JAPAN
Fax : 81-3-3563-6907

December 22, 2008

[redacted]

Office of International Corporate Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs,

We have made public on December 22, 2008, following messages.

- Bridgestone Announces Revised Financial Projections for FY2008

In accordance with the Rule 12g 3-2(b), we herewith enclose documents concerned.

Sincerely,

Yoshio Neagari
Treasurer
General Manager, Investor Relations
Bridgestone Corporation

dw 1/5

Bridgestone

FOR IMMEDIATE RELEASE

Contact: Media Center
(81-3) 3563-6811

NEWS RELEASE

BRIDGESTONE CORPORATION
Public Relations
10-1,Kyobashi 1-chome,Chuo-ku,Tokyo 104-8340 Japan
Phone : (03)3563-6811
Fax : (03)3567-4615

Bridgestone Corporation Announces Revised Financial Projections for Fiscal 2008

Tokyo (December 22, 2008) - Bridgestone Corporation today announced revisions to its consolidated financial projections for the fiscal year ended December 31, 2008. Its original projections were announced on August 8, 2008. Set forth below is a summary of management's revised projections of consolidated sales and earnings for the fiscal year 2008.

Consolidated Financial Projections (January 1 to December 31, 2008)

(Reference)

	(Revised) FY2008 Projections	(Original) FY2008 Projections	Increase (decrease)		FY2007 Results
	¥ million	¥ million	¥ million	%	¥ million
Net sales	3,250,000	3,420,000	(170,000)	(5.0)	3,390,218
Operating income	118,000	155,000	(37,000)	(23.9)	249,961
Ordinary income	64,000	117,000	(53,000)	(45.3)	219,016
Net income	12,000	66,000	(54,000)	(81.8)	131,630

The financial crisis that originated in the U.S. has had a tremendous negative impact on the world economy, contributing to the global economic slowdown. Amid such a business environment, management expects consolidated sales and operating income in fiscal year 2008 to decline from the projections announced on August 8, 2008 due in part to decreasing tire unit sales mainly in North America and Europe.

Management also expects a decline in ordinary income and net income from the projections announced on August 8, 2008 due in part to foreign exchange loss from significant exchange fluctuations. Also, an impairment loss, mainly on intangible fixed assets related to the retread business in the Americas, is expected to be recognized due to uncertainties in economic conditions, in addition to the previously mentioned contributors to decreases in sales and operating income.

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